

Mail Stop 3561

June 5, 2008

Via Fax & U.S. Mail

Mr. Manu Ohri
Chief Financial Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614

> **Re:** **Financial Media Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2007**
> **File No. 000-32923**

Dear Mr. Ohri:

We have reviewed your response dated May 30, 2008, and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Fiscal Year Ended August 31, 2007

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29

1. In instances where impairment charges have been taken and there is a further
   unrealized loss, please explain to us why you did not write down the entire amount of
   the loss. If you recorded the impairment prior to year end and a further unrealized
   loss was incurred, tell us what consideration was given to recording a further
   impairment charge in your audited financial statements.

Basic and Diluted Net Loss Per Share, page 30

2. Please revise the table presented in response to our previous comment 7 to present
   potentially dilutive shares, not warrant numbers, in the component line items of the
   table. Also, in the revised table, please ensure that amount reflected in the table add
   up to the totals shown. In addition, please remove the dollar signs as the amounts
   shown are numbers of shares.

Note 3 – Marketable Securities, page 32

3. Please explain to us why you do not consider the unrealized losses greater than 12
   months old, as presented in the table in response to our previous comment 9, as
   impaired on an "other-than-temporary" basis.

****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief